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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

WINTER SPORTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

976072108
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 976072108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The names of the reporting persons are listed on the appendix to this statement

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) |_| (b) |_|

3.	SEC Use Only

4.

Citizenship or Place of Organization

All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power See Appendix

	6.	Shared Voting Power See Appendix

	7.	Sole Dispositive Power See Appendix

	8.	Shared Dispositive Power See Appendix

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Appendix

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A	|_|

11.	Percent of Class Represented by Amount in Row (9) See Appendix

12.	Type of Reporting Person (See Instructions) CO OR IN, See Appendix

Page 2 of 7 pages

Item 1.

(a)	Name of Issuer

WINTER SPORTS, INC.

(b).	Address of Issuer’s Principal Executive Offices

P. O. Box 1400 Whitefish MT 59937

Item 2.

(a)	Name of Person Filing

This statement is filed by the four individuals and the two corporations listed on the appendix to this Schedule. The appendix sets forth with respect to each (i) name, (ii) principal business address, and (iii) shares beneficially owned.

(b)	Address of Principal Business Office, or if none, Residence

See Appendix

(c)	Citizenship

All individuals listed in the Appendix are United States Citizens. The two Corporations listed in the Appendix are organized under the laws of the State of Montana.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

976072108

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

N/A

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|_| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 7 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Appendix.

(b)	Percent of class: See Appendix.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Appendix.

(ii)	Shared power to vote or to direct the vote: See Appendix.

(iii)	Sole power to dispose or to direct the disposition of: See Appendix.

(iv)	Shared power to dispose or to direct the disposition of: See Appendix.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

N/A

Item 8.   Identification and Classification of Members of the Group.

This statement is filed on behalf of the individuals and corporations listed in the Appendix. See attached Exhibit for the Agreement of such individuals and corporations that this Schedule is filed on behalf of each of them.

Item 9.   Notice of Dissolution of Group.

N/A

Item 10.   Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated as of February 2, 2004

THE DASEN COMPANY /s/ Dennis L. Green ————————————————— Dennis L. Green, President

BUDGET FINANCE CO. /s/ Dennis L. Green ————————————————— Dennis L. Green, President

/s/ Richard Dasen ————————————————— Richard Dasen,

/s/ Susan Dasen ————————————————— Susan Dasen

/s/ Dean Jellison ————————————————— Dean Jellison

/s/ Dennis L. Green ————————————————— Dennis L. Green

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 5 of 7 pages

EXHIBIT

AGREEMENT

        The undersigned hereby agree that the Statement filed on Schedule 13G dated on or about this date with respect to the undersigned’s beneficial ownership of shares of common stock of Winter Sports, Inc. is being filed on behalf of each of us.

Dated as of February 2, 2004.

THE DASEN COMPANY /s/ Dennis L. Green ————————————————— Dennis L. Green, President

BUDGET FINANCE CO. /s/ Dennis L. Green ————————————————— Dennis L. Green, President

/s/ Richard Dasen ————————————————— Richard Dasen,

/s/ Susan Dasen ————————————————— Susan Dasen

/s/ Dean Jellison ————————————————— Dean Jellison

/s/ Dennis L. Green ————————————————— Dennis L. Green
Page 6 of 7 pages

APPENDIX The following tables set forth information with respect to shares beneficially owned by each person indicated.

Holder	Budget Finance	The Dasen Co.	Richard Dasen
Address	P. O. Box 22 Kalispell MT 59903	P. O. Box 22 Kalispell MT 59903	P. O. Box 22 Kalispell MT 59903
No. of Shares
Beneficially Owned	247,200	247,200	247,500

Sole Voting Power	247,200	247,200	247,500

Shared Voting Power	-0-	-0-	-0-

Sole Dispositive
Power	247,200	247,200	247,500

Shared Dispositive
Power	-0-	-0-	-0-

Percentage of Shares
Outstanding	25.0%	25.0%	25.0%

Holder	Susan Dasen	M. Dean Jellison	Dennis L. Green
Address	P. O. Box 22 Kalispell MT 59903	P. O. Box 22 Kalispell MT 59903	P. O. Box 22 Kalispell MT 59903
Number of Shares
Beneficially Owned	247,500	247,350	248,869

Sole Voting Power	247,500	247,350	248,869

Shared Voting Power	-0-	-0-	-0-

Sole Dispositive
Power	247,500	247,350	248,869

Shared Dispositive
Power	-0-	-0-	-0-

Percentage of Shares
Outstanding	25.0%	25.0%	25.2%

The individuals shown above are controlling shareholders of the Dasen Company. Budget Finance is a wholly owned subsidiary of The Dasen Company. 247,200 shares of Common Stock of Winter Sports, Inc. are held directly by Budget Finance. Mr. Green, a Director of Winter Sports, Inc. also owns or shares control of an additional 1,669 shares of Common Stock. Mr. and Mrs. Dasen own 300 shares directly and share investment and voting power with respect to the 247,200 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. and Mrs. Dasen are the controlling shareholders of Dasen Company. Mr. Jellison owns 150 shares directly and shares investment and voting power with respect to the 247,200 shares owned by Budget Finance.

Page 7 of 7 pages